Mail Stop 3561

      							September 28, 2005

David L. Adams
Sr. Vice-President, Finance and Chief Financial Officer
8150 Trans Canada Highway
Montreal, QC H4S1M5
Canada


	Re:	SR Telecom, Inc
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005

		Form 6-K dated July 30, 2004
		Filed August 4, 2004
      File No. 000-50378

Dear Mr. Adams:

      We have previously reviewed and commented on your Form 20-F and understand from your subsequent correspondence that the company intends on amending the Form 20-F in response to our comments in the near future. Please note that we have also reviewed your Form 6-K dated July 30, 2004 and have the following additional comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

We note that in Exhibit 99.1 to your 6-K dated July 30, 2004, and filed August 4, 2004, you state that for the three month period ended
June 30, 2003, 29 percent of wireless revenue was attributable to business from your customer Sudan Telecom Company; that for the three month period ended June 30, 2003, Sudan Telecom Company was responsible for 25.8 percent of total consolidated revenue; and that for the six month period ended June 30, 2003, 15.4 percent of total consolidated revenue was geographically attributable to Sudan.

In light of the fact that Sudan has been identified by the U.S.
State
Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your contacts with Sudan and/or entities in Sudan; their materiality to you; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. We note also that Illinois, New Jersey and Oregon have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other U.S. states recently have proposed similar legislation.


*    *    *    *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response via EDGAR. When filing your amendment to your Form 20-F, you may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments on your Form 20-F and provides the information requested above. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or
Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Adams
SR Telecom,Inc
September 28, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE